Exhibit 2.1
September 30, 2003
                                                                    Confidential



                            STOCK PURCHASE AGREEMENT

                                      among

                                   3M Company,

                        3M Innovative Properties Company,

                                Durel Corporation

                                       and

                               Rogers Corporation


                      regarding the acquisition of stock in

                                Durel Corporation



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         This STOCK PURCHASE AGREEMENT (the "Agreement") is made this 30th day of September, 2003, by and among 3M Company, a Delaware corporation, with its principal offices at 3M Center, St. Paul, Minnesota 55133 ("3M"), 3M Innovative Properties Company, a Delaware corporation, with its principal offices at 3M Center, St. Paul, Minnesota 55133 ("3M IPC") (3M and 3M IPC are referred to jointly and severally as "Seller"), Durel Corporation, a Delaware corporation with its principal place of business at 2225 West Chandler Boulevard, Chandler, Arizona 85224 ("Joint Venture Company"), and Rogers Corporation, a Massachusetts corporation, with its principal place of business at One Technology Drive, Rogers, Connecticut 06263 ("Purchaser").

The Purchaser, the Joint Venture Company, and the Seller are each referred to as a "Party" and, collectively, as the "Parties."

1.       BACKGROUND

         (a) Purchaser and Seller's predecessor, Minnesota Mining and Manufacturing Company, and the Joint Venture Company originally entered into a Joint Venture Agreement on May 30, 1988, subsequently amended from time to time, ("JVA") for the purpose of creating a business enterprise for developing, manufacturing, and selling certain electroluminescent products.

         (b) Seller owns fifty percent (50%) of the issued and outstanding shares of the Joint Venture Company, Seller's ownership consisting of 1000 such shares, each share having a par value of $0.01 (each a "Share" and, collectively, the "Shares"), and Purchaser owns the remaining fifty percent (50%) of the Joint Venture Company's shares.

         (c) Purchaser has expressed an interest to become the sole owner of the Joint Venture Company and Seller has expressed an interest to sell to Purchaser all of its Shares in the Joint Venture Company.

         NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, each of the Parties agree to this Stock Purchase Agreement as follows.

2.       DEFINITIONS

         In this Agreement, the following terms and expressions shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of each of the terms and expressions defined):

         "Act" shall mean the Securities Act of 1933, as amended.

         "Acquired Business" shall have the meaning set forth in Section 7.1(b) hereof.

         "Affiliate" shall mean any person or entity directly or indirectly controlling, controlled by or under common control with another person or entity. For purposes of this definition the term "control" (including the terms "controlling" and "controlled") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.


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         "Agreement" shall mean this Stock Purchase Agreement among the
Purchaser, the Joint Venture Company, and the Seller, as may be amended from time to time as provided herein.

         "Ancillary R&D" shall have the meaning set forth in Section 7.1(a).

         "Applicable Books and Records" shall have the meaning set forth in
Section 7.6 hereof.

          "Closing" shall mean the closing of the sale and the purchase of the Shares in accordance with Section 4.1 hereof.

         "Closing Date" shall have the meaning set forth in Section 4.1 hereof.

         "Dispute" shall have the meaning set forth in Section 10.1 hereof.

         "Environmental Laws" means any Laws relating to pollution or protection of the environment, including regulations relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including without limitation ambient air, surface water, groundwater, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

         "Governmental Authority" shall mean any local, regional, national or supranational governmental authority or agency.

         "Indemnitee" shall have the meaning set forth in Section 9.4 hereof.

         "Indemnitor" shall have the meaning set forth in Section 9.4 hereof.

         "Joint Venture Company " shall have the meaning set forth in the introductory section hereof.

         "Joint Venture Product Line" shall mean: (i) inverters, for use with inorganic electroluminescent phosphors, which are semiconductors or discrete component devices that convert DC power into AC power and increase peak-to-peak voltage to at least 50 volts; and/or (ii) products based on inorganic electroluminescent phosphors including coated inorganic phosphors, compositions such as dispersions containing such phosphors, and light sources or lamps made with such phosphors, a commercialized example of such electroluminescent phosphors being zinc sulfide-based phosphors. The term inorganic electroluminescent phosphors means inorganic phosphors which, in their intended use, will be excited by a capacitively coupled AC electric field to give off light. The term "electroluminescent phosphors" does not include, for example, materials used in light emitting diodes (LEDs), including organic light emitting diodes (OLEDs), or photoluminescent materials. The Joint Venture Product Line does not include products into which the electroluminescent lamps, inverters or compositions like those sold by the Joint Venture Company are incorporated, such as time pieces, cellular phones, and automobile instrument panels.


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

         "JVA" shall have the meaning set forth in Section 1(a) hereof.

         "Laws" means any federal, state, local, and foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit.

         "Losses" or "Claims" shall have the meaning set forth in Section 9.2 hereof.

         "Party" and "Parties" shall have the meanings set forth in the second introductory paragraph hereof.

         "Patent License" shall have the meaning set forth in Section 7.3 hereof.

         "Person" shall mean any individual, corporation, general or limited partnership, limited liability joint venture company, joint venture company, organization or other entity or governmental body.

         "PLA" shall have the meaning set forth in Section 7.4 hereof.

         "Principals" shall have the meaning set forth in Section 10.1 hereof.

         "Purchase Price" shall have the meaning set forth in Section 3.2 hereof.

         "Purchaser" shall have the meaning set forth in the introductory section hereof.

         "Seller" shall have the meaning set forth in the introductory section hereof.

         "Shares" shall have the meaning set forth in Section 1(b) hereof.

         "Third Party Claim" shall have the meaning set forth in Section 9.4 hereof.

3.       PURCHASE AND SALE OF SHARES

         3.1. Sale and Purchase of Shares. On the date hereof ("Closing Date"), Seller has sold, assigned, transferred and delivered to Purchaser and Purchaser has purchased and accepted from Seller, all of Seller's right, title and interest in and to the Shares, representing all of Seller's equity interest in the Joint Venture Company. Seller has not been able to locate the original certificate representing the Shares, and therefore in connection with the consummation of this transaction, Seller has executed and delivered to Purchaser an Affidavit of Loss and Indemnity.


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         3.2. Purchase Price. In consideration for the aforementioned transfer and delivery to Purchaser of all of Seller's right, title, and interest in and to the Shares, Purchaser has paid to Seller the Purchase Price of Twenty-Six Million United States Dollars ($26,000,000.00) ("Purchase Price") in immediately available funds.

4.       CLOSING

         4.1. Closing. The sale and transfer of the Shares by Seller to Purchaser (the "Closing") is made effective as of 12:01 a.m. eastern time on the date hereof ("Closing Date").

         4.2. Seller's Deliveries. At the Closing, Seller:

               (a) transferred all of its right, title and interest in and to the Shares to Purchaser; and

               (b) delivered to Purchaser statements of resignations of each director of the Joint Venture Company who represented Seller on the board of directors of the Joint Venture Company effective as of the Closing Date; and

               (c) delivered to Purchaser and the Joint Venture Company such other documents as were required to be delivered pursuant hereto.

4.3. Purchaser Deliveries. At the Closing, Purchaser:

               (a) transferred to Seller the Purchase Price by wire transfer in immediately available funds into the accounts designated by Seller prior to the Closing; and

               (b) delivered to Seller such other documents as were required to be delivered pursuant hereto.

         5.       SELLER'S REPRESENTATIONS AND WARRANTIES

         Seller hereby makes and agrees to the following representations and warranties to and for the benefit of Purchaser, each of which is made as of the Closing Date, and acknowledges that Purchaser has relied upon such representations and warranties in connection with the purchase of the Shares hereunder.

         5.1. Organization. Seller is a corporation duly organized and validly existing under the laws of Delaware and has all power and authority to carry on its business as presently being conducted.

         5.2. Capitalization. The Shares constitute all issued and outstanding shares of Seller in the Joint Venture Company owned by Seller. Seller owns and has title to the Shares, free and clear of all liens, claims, options, warrants, pre-emption rights, charges and other encumbrances.


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

         5.3. Authorization, Execution and Delivery.

               (a) Seller has all requisite corporate power and authority to enter into, execute and deliver this Agreement and each other document delivered in connection herewith and to perform all of its obligations hereunder.

               (b) The execution of this Agreement and each other document delivered in connection herewith by Seller and the performance by Seller of the transactions contemplated herein have been duly authorized and executed by all necessary corporate action on the part of Seller.

               (c) This Agreement and each other document delivered in connection herewith by Seller constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

         5.4. No conflict, consents. The execution of this Agreement by Seller and each other document delivered in connection herewith by Seller does not and the consummation of the transactions contemplated hereby will not:

               (a) violate any law, regulation, order or judgment applicable to the Seller;

               (b) conflict with or result in any breach of any provision of the charter documents of Seller; or

               (c) require the Seller to obtain the approval or consent of any Person, firm or other entity.

         5.5. Insolvency, Liquidation. Seller has not ceased payments of its debts or had an administrator or reorganizer appointed or is otherwise subject to, party to or otherwise affected by any action, request, decision or other measure under any law or statute relating to bankruptcy, receivership, liquidation or any event or procedure analogous thereto.

         5.6. Litigation and Investigations.

               (a) There is no suit, administrative, arbitration or other legal proceedings or investigations by any Person pending or threatened against Seller that will affect the transaction contemplated by this Agreement, and there are no such suits or proceedings pending or threatened by Seller against any Person and, to Seller's knowledge, there are no circumstances likely to give rise to the same.

               (b) Seller is not or has not been subject to or is in default with respect to any court, administrative or arbitration order, judgment, injunction, decree or other award made by any Governmental Authority that will materially affect the transaction contemplated by this Agreement.


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

         5.7 Brokerage. There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller.

         5.8 Claims. Seller has no knowledge of any claim arising from or related to a material breach of the JVA or any document executed in connection with the JVA by either it, the Joint Venture Company, or the Purchaser.

         6.       REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser hereby makes and agrees to the following representations and warranties to and for the benefit of Seller, each of which is made as of the Closing Date, and acknowledges that Seller has relied upon such representations and warranties in connection with the sale of the Shares hereunder.

         6.1. Organization. Purchaser is a corporation duly organized and validly existing under the laws of Massachusetts and has all power and authority to carry on its business as presently being conducted.

         6.2. Authorization, Execution and Delivery.

               (a) Purchaser has all requisite corporate power and authority to enter into, execute and deliver this Agreement and each other document delivered in connection herewith and to perform all of its obligations hereunder.

               (b) The execution of this Agreement and each other document delivered in connection herewith by Purchaser and the performance by Purchaser of the transactions contemplated herein have been duly authorized and executed by all necessary corporate action on the part of Purchaser.

               (c) This Agreement and each other document delivered in connection herewith by Purchaser constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

         6.3. No Conflict, Consents. The execution of this Agreement by Purchaser and each other document delivered in connection herewith by Purchaser does not and the consummation of the transactions contemplated hereby will not:

               (a) violate any law, regulation, order or judgment applicable to Purchaser;


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

               (b) conflict with or result in any breach of any provision of the charter documents of Purchaser; or

               (c) require Purchaser to obtain the approval or consent of any Person, firm or other entity which has not been received.

         6.4 Insolvency, Liquidation. Purchaser has not ceased payments of its debts or had an administrator or reorganizer appointed or is otherwise subject to, party to or otherwise affected by any action, request, decision or other measure under any law or statute relating to bankruptcy, receivership, liquidation or any event or procedure analogous thereto.

         6.5      Litigation and Investigations.

               (a) There is no suit, administrative, arbitration or other legal proceedings or investigations by any Person pending or threatened against the Purchaser that will affect the transaction contemplated by this Agreement, and there are no such suits or proceedings pending or threatened by the Purchaser against any Person and, to the Purchaser's knowledge, there are no circumstances likely to give rise to the same.

               (b) The Purchaser is not or has not been subject to or is in default with respect to any court, administrative or arbitration order, judgment, injunction, decree or other award made by any Governmental Authority that will materially affect the transaction contemplated by this Agreement.

         6.6 Claims. Purchaser has no knowledge of any claim arising from or related to a material breach of the JVA or any document executed in connection with the JVA by either it, the Joint Venture Company, or the Seller.

         6.7 Investment Intent. Purchaser is purchasing the Shares for its own account and not with a view to resell or otherwise distribute the Shares in contravention of the provisions of state or federal securities laws.

         6.8 Receipt of Information. Purchaser is fifty percent (50%) owner of the Joint Venture Company and has access to and has been furnished access to the business records of the Joint Venture Company and such additional information and documents as Purchaser has requested. Purchaser has been afforded an opportunity to ask questions of and receive answers from Seller concerning the terms and conditions of this Agreement.

         6.9 Restricted Securities. Purchaser understands that the Shares may not be sold, transferred, or otherwise disposed of without registration under the Act, or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Act, the Shares must be held indefinitely. Purchaser will not sell, transfer, or otherwise dispose of the Shares except pursuant to an effective registration statement or pursuant to an available exemption from registration.


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

         6.10 Experience. Purchaser is a sophisticated investor possessing such knowledge and experience in financial and business matters and in making investments of this type. Purchaser is capable of evaluating the merits and risks of purchasing the Shares. Purchaser is able to bear the economic risk of purchasing the Shares.

         6.11 Brokerage. There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Purchaser.

7.       Post-Closing Covenants

         7.1. Non-Competition/Confidentiality.

               (a) For a period of four (4) years from the Closing Date, Seller shall not, and shall cause its Affiliates not to, engage in the manufacture, distribution or sale of products within the Joint Venture Product Line. During said four (4) year period Seller further shall not, and shall cause its Affiliates not to, undertake preparations or research, or otherwise make investments, with the primary intent of manufacturing, distributing or selling products within the Joint Venture Product Line at the conclusion of the four (4) year period. The foregoing sentence is not intended to prevent research and development that is not for the primary intent described therein, and Seller remains free to conduct any such permitted research and development, including research and development activities within the Joint Venture Product Line that is ancillary to Seller's permitted research and development activities (hereafter "Ancillary R&D"). If a product falling within the Joint Venture Product Line results from Ancillary R&D, neither Seller nor any of its Affiliates will sell or distribute such a product, or license such Ancillary R&D for use within the Joint Venture Product Line, until after five (5) years from the Closing Date. Nothing in this paragraph is intended to prevent Seller or its Affiliates from doing research and development involving phosphors for intended uses in which they will not be excited by a capacitively coupled AC electric field.

               (b) Section 7.1(a) shall be deemed not breached as a result of any of the following:

                    (i) The acquisition of any business or the assets of a business ("Acquired Business") that, directly or indirectly, manufactures, distributes or sells products within the Joint Venture Product Line; provided that:
                         (a) the aggregate consolidated revenues of the Acquired Business from sales in the Joint Venture Product Line are less than both $5 million and ten percent (10%) of total aggregate consolidated revenues of the Acquired Business for the twelve-month period immediately before the acquisition; or (b) if the aggregate consolidated revenues of the Acquired Business from such activities are more than the amounts permitted above for the twelve month period immediately before the acquisition, Seller shall, or shall cause its Affiliate(s) to, effect the disposition of the part of the Acquired Business engaged in such manufacture, distribution and sales within one (1) year of the date of such acquisition.


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

                    (ii) The manufacture and sale of products within the Joint
                         Venture Product Line, including the purchase of products within the Joint Venture Product Line from other suppliers for resale or use in Seller's own products, provided that:

               a) The manufacture or sale of the products is limited to the fields of Commercial Graphic Materials, Traffic Control Materials or Marine Markets (Excluded Fields) defined as:

                    i) Commercial Graphic Materials are graphic signs and sheets for commercial uses and components of such signs and sheets. Commercial Graphic Materials include flat panel displays having a multiplicity of pixels for forming images that can be changed (switched on or off) over relatively short periods of time. A pixel is a small image-forming unit on a display screen the illumination of which can be controlled independently of adjacent pixels.

                    ii) Traffic Control Materials are signs for marking transportation arteries, such as navigational lanes for maritime use, airport runways and taxiways for aviation use, railroad and subway lines, roads, construction work zones, crosswalks and the like, sheeting for such signs and components of such sheeting and signs. Traffic Control Materials include flat panel displays having a multiplicity of pixels for forming images that can be changed (switched on or off) over relatively short periods of time.

                    iii) Marine Markets are lighting devices used on boats and boat docking facilities, such as lamps lighting the interior of a boat or lamps lighting a boat walkway.

               b) Such manufacture or sale occurs either i) before April 13, 2005, or ii) if after April 13, 2005, but during the four year period of Section 7.1(a), only in each of those Excluded Fields in which Seller and its Affiliates have had total worldwide sales of products within the Joint Venture Product Line during a consecutive 12-month period of at least Five Hundred Thousand Dollars ($500,000.00) by April 13, 2005; and


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

               c) The Joint Venture Company does not make the required products or have the capability to manufacture them in the quality or quantity required. If the Joint Venture Company makes the required products or has the capability to manufacture them in the quality and quantity required, Seller or its Affiliates, as the case may be, will obtain from the Joint Venture Company so much of their requirements for such products as the Joint Venture Company is willing to supply at prices competitive with prices offered by any other qualified prospective supplier of such products. However, a supplier which Seller or its Affiliates have a reasonable basis to conclude is infringing any of the patents exclusively licensed to the Joint Venture Company by Seller, without a license from or the permission of the Joint Venture Company, shall not be a qualified supplier.

                    (iii) The resale by Seller or its Affiliate(s) of any
                         product purchased, directly or indirectly, from the Joint Venture Company, as such product is purchased, in combination with other components, or in modified form.

               (c) Confidentiality. The Parties have agreed to amend the Confidentiality Agreement between the Parties dated May 18, 1990, in accordance with the Confidentiality Agreement Amendment attached hereto as Exhibit A.

         7.2 Non-Solicitation of Joint Venture Company Employees. For a period of four (4) years from the Closing Date, Seller shall not, and shall cause its Affiliates not to, solicit any Joint Venture Company employee without Purchaser's prior written consent. As used in this section, "solicit" shall not be interpreted to include general employment advertising or general employment solicitations that are not specifically targeted or directed to Joint Venture Company employees.

         7.3 Intellectual Property. The Parties have agreed to a license of certain patents from the Closing Date as set forth in the Patent License, Exhibit B (the "Patent License").

         7.4      Transition Assistance.

               (a) After the Closing, the Joint Venture Company will be solely responsible for designing, developing, manufacturing and selling the Joint Venture Company Product Line for all applications. Seller will provide reasonable cooperation and support, without compensation, for a mutually agreed period of time, not to exceed three (3) months after Closing, to assist the Joint Venture Company in supporting automotive applications for the Joint Venture Company Product Line. Seller and Purchaser shall cooperate to ensure, and Purchaser will use commercially reasonable efforts to cause the Joint Venture Company to meet all outstanding pre-Closing Date supply commitments to automotive customers of Joint Venture Company products.


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

               (b) John Dowdell, who is an employee of Seller currently seconded to and serving as the President of the Joint Venture Company under the terms of a Personnel Lease Agreement (the "PLA") between the Joint Venture Company and Minnesota Mining and Manufacturing Company, will remain as an employee of Seller. A true and correct copy of the PLA is attached hereto as Exhibit E. To assist with the transition to a Purchaser-appointed successor, the PLA will remain in effect for so long as Purchaser may desire, but no longer than ninety (90) days following the Closing Date. The Joint Venture Company's obligations under Sections 3, 5, 6, 9 and 10 of the PLA will survive its termination.

         7.5 Notices. From and after the Closing, Seller shall promptly forward to Purchaser any correspondence and notices received by Seller that relate to the Joint Venture Company.

         7.6 Access to and Retention of Records. The Parties agree that all "Applicable Books and Records" (as defined below) retained by the Joint Venture Company shall be open for inspection by representatives of the Seller at any time during regular business hours for a period of three (3) years from the date of preparation or compilation of such books, records, documents or materials and that the Seller may during such period at its expense make such copies or excerpts therefrom, in either case to comply with legal, audit or tax obligations, as they may reasonably request. For a period of seven (7) years following the Closing Date, the Joint Venture Company shall not destroy or give up possession of any original or final copy of any of the Applicable Books and Records reasonably required in the preparation of tax, regulatory and other governmental compliance matters, without first offering Seller the opportunity to obtain such original or final copy or a copy thereof. For purposes of this Section, the term "Applicable Books and Records" shall mean all audited financial statements, quarterly financial statements and tax statements of the Joint Venture Company.

         7.7 Tax Reporting. The Parties hereby agree to report or cause to be reported, as applicable, the sale and purchase of the Seller's Shares in the Joint Venture Company for all United States federal, state, and local tax purposes in a manner consistent with such Purchase Price and such allocation thereof, and not take or cause to be taken, as applicable, any position on any tax return that is inconsistent with such Purchase Price or such allocation thereof, except as may be required by applicable law, without obtaining the prior written consent of the Parties.

         7.8      Covenant Regarding Seller Know-How.

               (a) "Seller Know-How" shall mean information in tangible or intangible form, received by the Joint Venture Company from Seller or its Affiliates before the Closing Date and related to developing, making, using, testing, marketing or selling the Joint Venture Product Line.


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

               (b) Seller, on behalf of itself, its Affiliates, and their respective successors and assigns, covenants that neither it nor any of its Affiliates, nor any of their successors and assigns, will sue the Joint Venture Company, its Affiliates, and successors in interest to the Joint Venture Company business for their use of Seller Know-How; provided that such use is for the purpose of developing, making, using, testing, marketing, or selling products within the scope of the Joint Venture Product Line. The covenant in this Paragraph 7.8(b) shall extend to parties in privity with the Joint Venture Company, its Affiliates, and successors in interest with respect to this covenant. As used herein, parties "in privity" are parties having a mutual or successive relationship to the Seller Know-How and this covenant and having a legal right to access to the Seller Know-How and an obligation to hold the Seller Know-How confidential to the same degree as the Joint Venture Company. A party in privity, may include, for example, a foreign company that has been licensed by the Joint Venture Company to manufacture the Joint Venture Product Line. The covenant in this Paragraph 7.8(b) cannot be assigned or licensed by the Joint Venture Company except in connection with a sale of either a controlling interest in the shares in the Joint Venture Company, or all or substantially all of the assets of the Joint Venture Company.

               (c) Seller, on behalf of itself, its Affiliates, and their respective successors and assigns, covenants not to sue the Joint Venture Company and the other parties mentioned in Paragraph 7.8(b) above under Seller's patents to the extent that Seller's patents cover Seller Know-How because of the Joint Venture Company's manufacture, use, sale, or offer for sale of:

                    (i) products in the Joint Venture Product Line that are made or sold by the Joint Venture Company on the Closing Date or

                    (ii) products in the Joint Venture Product Line that are
                         within a category identified on Exhibit C attached hereto and that are developed using Seller Know-How, where such use of Seller Know-How would give rise to a cause of action for patent infringement under Seller's patents.

                    The covenant under this Paragraph 7.8(c) shall further extend to the Joint Venture Company's direct and indirect customers (including end users) to the extent that such customers are using or reselling products in the Joint Venture Product Line purchased from the Joint Venture Company.

               (d) Subject to the covenant of Paragraph 7.8(c) above, and subject to any express licenses to the Joint Venture Company under other agreement(s), Seller may separately license its patents to or enforce its patents against the Joint Venture Company or any other entity including the other parties mentioned in Paragraph 7.8(b).


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

               (e) With respect to any covenants made herein, it is understood that Seller Know-How includes only information received by the Joint Venture Company from Seller or its Affiliates before the Closing Date, and no covenant shall cover any know-how, information, or Seller inventions conceived after the Closing Date or any patents covering such know-how, information or inventions.

               (f) In the event that the Joint Venture Company enters into, or has entered into, confidentiality agreements with its employees relating to, among other things, Seller Know-How, the Parties hereby express their intention that Seller shall be a third-party beneficiary of such agreements to the extent that such agreements apply to Seller Know-How, thereby allowing Seller to enforce such agreements directly so as to protect the confidentiality of Seller Know-How.

         7.9 Research and Development Agreement. The Parties have agreed to an extension of the termination of the Research and Development Agreement between Seller and the Joint Venture Company (attached hereto as Exhibit D).

8.       TERMINATION OF JVA

         Termination of JVA. Except as provided herein, the JVA, including its reciprocal manufacturing and sales restrictions, non-compete and confidentiality provisions will terminate upon Closing. Notwithstanding the foregoing, and for the avoidance of doubt, Sections 10.01 and 10.03 of the JVA shall be replaced in their entirety by Section 7.1 of this Agreement and Exhibit A, respectively.

9.       INDEMNIFICATION

         9.1 The representations and warranties set forth in this Agreement shall survive for a period of twelve (12) months from the Closing Date. The covenants and other agreements contained in this Agreement shall survive in accordance with their terms.

         9.2 Indemnification by Seller. Seller agrees to defend, indemnify and hold harmless Purchaser, and its Affiliates, agents and any of its successors and assigns, from and against any and all losses, damages, claims, suits, proceedings, liabilities, costs and expenses (including settlement costs, interest, penalties, reasonable attorney's fees and any reasonable legal or other expenses for investigation or defense of any actions or threatened actions) (collectively, "Losses" or "Claims," as the context requires) which may be imposed, sustained, incurred or suffered or asserted as a result of, relating to or arising out of any of the following: (i) the breach of any representation or warranty of Seller contained in this Agreement; and (ii) any failure by Seller or any of its Affiliates to perform any covenant, agreement or obligation of Seller (including its Affiliates) contained in this Agreement.

         9.3 Indemnification by Purchaser. Purchaser agrees to defend, indemnify and hold harmless Seller and its Affiliates, agents and any of its successors and assigns from and against any and all Losses and Claims which may be imposed, sustained, incurred or suffered or asserted as a result of, relating to or arising out of any of the following: (i) the breach of any representation or warranty of Purchaser contained in this Agreement; (ii) any failure by Purchaser to perform any covenant, agreement or obligation of Purchaser contained in this Agreement; (iii) any failure by the Joint Venture Company to satisfy its obligation or liabilities, including without limitation (a) for taxes, charges, fees and periodic deposits (including interest and penalties) determined to be due to any Governmental Authority; (b) Joint Venture Company employee compensation, benefits, pensions (including the funding of the Joint Venture Company pension fund), programs or taxes; (c) the Joint Venture Company's employment of any current or former Joint Venture Company employee, or the provision of services to the Joint Venture Company by any individual who was not an employee of the Joint Venture Company, but who was, without limitation, an independent contractor; (d) contractual undertakings of the Joint Venture Company; (e) the design, development, manufacture, sale, advertising or promotion of the products of the Joint Venture Company; (f) non-compliance with Laws, including Environmental Laws; provided that the indemnification provided by clause (iii) of this Section 9.3 shall not apply to Losses or Claims to the extent (but only to the extent) attributable to any intentionally tortious or criminally wrongful action taken by Seller or any of its Affiliates.

         9.4      Procedure for Third Party Claims.

               (a) If a Person entitled to assert a claim for indemnification under this Agreement shall receive notice of the assertion by any Person not a party to this Agreement of any claim or of the commencement of any action or proceeding (a "Third Party Claim") with respect to which Seller or Purchaser is obligated to provide indemnification, the indemnified party (the "Indemnitee") shall give the indemnifying party (the "Indemnitor") prompt written notice after becoming aware of such Third Party Claim. The failure of the Indemnitee to give notice as provided in this Section shall not relieve the Indemnitor of its obligations for indemnification under this Agreement, except to the extent that the failure has materially and adversely affected the rights of the Indemnitor. The notice from the Indemnitee shall describe the Third Party Claim in reasonable detail.

               (b) An Indemnitor may elect to compromise or defend, at the Indemnitor's own expense and by such Indemnitor's own counsel, any Third Party Claim. If an Indemnitor elects to compromise or defend a Third Party Claim, it shall, within thirty (30) days (or sooner, if the nature of the Third Party Claim so requires), notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate in the compromise of, or defense against, the Third Party Claim. The Indemnitor shall pay the Indemnitee's actual out-of-pocket expenses incurred in connection with its cooperation. After notice from an Indemnitor to an Indemnitee of its election to assume the defense of a Third Party Claim, the Indemnitor shall not be liable to the Indemnitee under this Agreement for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third Party Claim, provided that Indemnitee shall have the right to employ one counsel to represent Indemnitee if, under applicable standards of professional conduct, a conflict of interest between the Indemnitee and the Indemnitor exists in respect of such Third Party Claim, and in that event the fees and expenses of such separate counsel shall be paid by the Indemnitor. If an Indemnitor elects not to defend against a Third Party Claim, or fails to notify an Indemnitee of its election as provided in this Paragraph, the Indemnitee may pay, compromise or defend such Third Party Claim on behalf of and for the account and risk of the Indemnitor. No Indemnitor shall consent to entry of any judgment or enter into any settlement, except with the written consent of each related Indemnitee (which consent shall not be unreasonably withheld), which provides for anything other than money damages or other money payments for which the Indemnitee is entitled to indemnification under this Agreement or which does not contain as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnitee of a release from all liability in respect of the Third Party Claim.

         9.5 Procedure for Non-Third Party Claims. With respect to any claim for indemnification hereunder which does not result from a Third Party Claim, the Indemnitor shall have a period of thirty (30) days after receipt of notice from the Indemnitee within which to respond to the Indemnitee. If the Indemnitor does not respond within the thirty (30) days period or responds within such period and rejects the claim in whole or in part, the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee under applicable law.

         9.6 Reduction of Claim or Loss. If the amount of any Claim or Loss shall, at any time subsequent to payment pursuant to this Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the related Indemnitor.

         9.7 Limitation. Notwithstanding anything to the contrary in Sections
9.2 (i) and 9.3(i), neither Party shall be entitled to seek indemnification from the other Party for any Losses or Claims unless the Indemnitee's Losses or Claims exceed Twenty-Five Thousand Dollars ($25,000.00), and then indemnification will be available only for Losses and Claims in excess of Twenty-Five Thousand Dollars ($25,000.00). Notwithstanding anything herein to the contrary, the maximum aggregate liability of Seller or Purchaser under
Section 9.2(i) or 9.3(i) shall not exceed the Purchase Price, except in the case of Claims or Losses arising with respect to either Section 5.8 or 6.6, in which case the maximum aggregate liability of Seller or Purchaser under Section 9.2(i) or 9.3(i) shall not exceed seventy-five percent (75%) of the Purchase Price. IN NO EVENT SHALL ANY PARTY BE LIABLE FOR INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES TO THE OTHER PARTIES.

         9.8 Remedies Cumulative and Non-Exclusive. The remedies provided in this Section shall be cumulative and shall not preclude the assertion by any Party to this Agreement of any other rights or the seeking of any other remedies against any other Party to this Agreement.

         9.9 Mutual Release of Claims and Defenses. Purchaser, Seller, and the Joint Venture Company each expressly and irrevocably waives, releases and forever discharges each other Party or Parties and its or their predecessors and current or former Affiliates from and against any and all demands, claims, actions, causes of action, defenses, or disputes of any kind whatsoever (whether in law or equity and whether for damages, costs, attorneys' fees or expenses), whether known or unknown, which it ever had, now has or hereinafter can, shall or may claim to have against any of them, relating to, arising out of or based on any matter, cause or thing whatsoever for acts, omissions or events occurring through the date of this Agreement and relating to the Joint Venture Company, the JVA, or the relationship of Seller and Purchaser created in connection therewith, other than claims directly arising under the express terms of this Agreement or any other agreement executed in connection therewith. This general release specifically includes any and all claims, actions and causes of action relating to the creation, funding, and operation of the Joint Venture Company or any breach or alleged breach of the JVA. For the avoidance of doubt, this
Section 9.9 does not in any way limit the indemnity undertakings of Seller and Purchaser under Sections 9.2 and 9.3, respectively.

10.      DISPUTE RESOLUTION

         10.1 Dispute Resolution. Any disagreement or dispute between the Parties arising out of or related to this Agreement or the breach or making hereof (a "Dispute") shall be resolved in the manner provided in this Section
10.1. Should there develop any Dispute, any Party may, by written notice to the other Party, request that such Dispute be referred to the Executive Vice President of the Transportation Business of 3M, the Chief Executive Officer of the Purchaser, and, for so long as it remains a legal Person not part of Purchaser, the General Manager of the Joint Venture Company (the "Principals"), as applicable, who shall negotiate in good faith to attempt to resolve the Dispute. No settlement reached under this Section 10.1 shall be binding on the Parties until reduced to a writing signed on behalf of the Parties by the Principals.

         10.2 Mediation. Should the procedure outlined in Section 10.1 fail to bring about a resolution of each outstanding Dispute within 30 days following the giving of the notice referred to therein, then the parties shall promptly initiate a voluntary, non-binding mediation conducted by a mutually-agreed mediator. The Parties shall each bear a pro rata share of the costs and expenses of the mediation and shall endeavor in good faith for a period of 120 days following the giving of the notice referred to in Section 10.1 to resolve through such mediation each outstanding Dispute. No settlement reached under this Section 10 shall be binding on the Parties until reduced to a writing signed on behalf of the Parties by the Principals.

         10.3 Litigation. In the event the parties are unable to resolve any outstanding Dispute as provided above, then such outstanding Dispute shall be determined by litigation as provided in Section 10.6, below.

         10.4 Injunctive Relief. Notwithstanding anything to the contrary provided in this Section 10, and without prejudice to the above procedures, any Party may at any time, in connection with any Dispute, apply to a court of competent jurisdiction for temporary injunctive or other provisional judicial relief if in such Party's sole judgment such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the Dispute is otherwise resolved in accordance with this Section 10.

         10.5 Governing Law; Waiver of Jury. Any questions, claims, disputes, remedies, or litigation arising from or related to this Agreement, and any relief or remedies sought by any parties hereunder, shall be governed exclusively by the laws of the State of New York, without giving effect to the conflicts of laws principles thereof. Each Party hereby irrevocably waives any and all statutory or constitutional right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties in the negotiation, administration, performance or enforcement thereof.

         10.6 Litigation; Jurisdiction. In the event and to the extent that the parties are unable to resolve any dispute in the manner provided above, and as a last resort only, any party may commence litigation; provided that any lawsuit must be filed and maintained in the state or federal courts (as jurisdictionally appropriate) of the state in which one or more defendants is to receive notices under Section 11.2.

11.      GENERAL PROVISIONS

         11.1 Expenses. All fees and expenses incurred in connection with this Agreement, including all fees of counsel and accountants, shall be borne by the Party incurring the same.

         11.2 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and delivered by hand or mailed, certified or registered mail with postage prepaid, or by telecopier, or by overnight courier service:


                           (i)      If to Seller, to:

                                    Steve J. Landwehr Executive Vice President
                                    Transportation Business 3M Company 3M
                                    Center, Bldg. 220-14W-01 St. Paul, Minnesota
                                    55144-1000 Fax No. 651-736-6388
                                    with a copy to:
                                    --------------

                                    Richard F. Ziegler
                                    Senior Vice President Legal Affairs and
                                        General Counsel
                                    3M Company
                                    3M Center, Bldg. 220-14W-07
                                    St. Paul, Minnesota  55144-1000
                                    Fax No. 651-736-7859

or to such other person or address as Seller shall furnish in writing.

                           (ii)     If to Purchaser, to:

                                    Robert D. Wachob
                                    President and Chief Operating Officer
                                    Rogers Corporation
                                    One Technology Drive
                                    P.O. Box 188 Rogers, Connecticut 06263

                                    with copies to:
                                    --------------

                                    Terrence W. Mahoney, Esq.
                                    LeBoeuf Lamb Greene & MacRae
                                    260 Franklin Street
                                    Boston, MA  02110

                                    and

                                    Robert M. Soffer
                                    Vice President and Secretary
                                    Rogers Corporation
                                    One Technology Drive
                                    P.O. Box 188
                                    Rogers, Connecticut  06263

or to such other person or address as Purchaser shall furnish in writing.

                            (i)     If to the Joint Venture Company, to:

                                    Robert M. Soffer
                                    Vice President and Secretary
                                    Rogers Corporation
                                    One Technology Drive
                                    P.O. Box 188
                                    Rogers, Connecticut  06263

                                    with copies to:
                                    --------------

                                    Michael D. Bessette
                                    Vice President
                                    Durel Corporation
                                    2225 West Chandler Blvd.
                                    Chandler, AZ 85224

                                    and

                                    Terrence W. Mahoney, Esq.
                                    LeBoeuf Lamb Greene & MacRae
                                    260 Franklin Street
                                    Boston, MA  02110

or to such other person or address as the Joint Venture Company shall furnish in writing.

         11.3 Assignment. This Agreement and all of its provisions shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Purchaser may assign its rights and benefits under this Agreement (but not its obligations) to any Person which acquires either the shares of the Joint Venture Company or all or substantially all the assets of the Joint Venture Company. Except as set forth in the preceding sentence, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties without the prior written consent of the other Parties, except by operation of law.

         11.4 Counterparts. This Agreement may be executed simultaneously in two or more identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         11.5 Interpretation. The headings of the Sections and Subsections of this Agreement are inserted for convenience only and shall not constitute a part of or affect in any way the meaning or interpretation of this Agreement. The words "include," "includes" and "including" when used in this Agreement shall be deemed in each case to be followed by the words "without limitation."

         11.6 Entire Agreement. This Agreement, including the Exhibits and Schedules to this Agreement, and the other documents and certificates delivered pursuant to the terms of this Agreement set forth the entire agreement and understanding of the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any Party.

         11.7 Amendment; Waiver. This Agreement may be amended only by a written instrument executed by Seller, Purchaser and the Joint Venture Company. Any failure of any Party to comply with any obligation, agreement or condition under this Agreement may only be waived in writing by the other Parties, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure by any Party to take any action against any breach of this Agreement or default by the other Parties shall constitute a waiver of such Party's right to enforce any provision of this Agreement or to take any such action.

         11.8 Third Parties. Except as specifically set forth or referred to in this Agreement nothing in this Agreement expressed or implied is intended, or shall be construed, to confer upon or give to any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Agreement.

         11.9 Additional Documents and Acts. After the Closing, each Party agrees to execute and deliver such additional documents, certificates and instruments, and to perform such additional acts, as may be reasonably requested and necessary or appropriate to carry out all of the provisions of this Agreement, and to consummate all of the transactions contemplated by this Agreement including, without limitation, such documents as may be required to confirm the termination of any obligation Seller may have had prior to the Closing to guaranty indebtedness of the Joint Venture Company.

         11.10 Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         11.11 No Causes of Action Against Individuals. No claims relating to the subject matter of this Agreement may be brought by any Party against any director, officer or employee of the other Party in his or her individual capacity.

         11.12 No Presumption Regarding Drafting. The Parties acknowledge that they have reviewed this Agreement prior to its execution and that changes were made to this Agreement based upon their comments. If any disputes arise with respect to the interpretation of any provision of this Agreement, the provision shall be deemed to have been drafted by all of the Parties to it and shall not be construed against any Party on the basis that the Party was responsible for drafting that provision.

         IN WITNESS WHEREOF, the Parties have executed this Agreement, acting by their duly authorized agents, as of the date first above written.


SELLER:                                    PURCHASER:

3M COMPANY                                 ROGERS CORPORATION


By: /s/ Steven J. Landwehr                 By:  /s/ Robert M. Soffer
    ----------------------                      --------------------

Printed Name:  Steven J. Landwehr          Printed Name:  Robert M. Soffer
               ------------------                         ----------------
Title: Executive Vice President            Title:  Vice President and Secretary
       --------------------------                  ----------------------------

3M INNOVATIVE PROPERTIES COMPANY           JOINT VENTURE COMPANY:
                                           DUREL CORPORATION

By:  /s/ Carolyn A. Bates                  By:  /s/ Robert A. Schneider
   ----------------------                     -------------------------
Printed Name: Carolyn A. Bates             Printed Name:  Robert A. Schneider
              ----------------                            ------------------

Title:  Secretary                          Title:  Chief Financial Officer
        ---------                                  -----------------------


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